UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37666
PINNACLE ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

3980 Howard Hughes Parkway, Las Vegas, Nevada 89169
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
5.625% Senior Notes due 2024
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
 ______________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share - One (1)
5.625% Senior Notes due 2024 - Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Entertainment, Inc. has caused this certification/notice to be signed by the undersigned duly authorized person.

Date:	October 25, 2018	By:	/s/ William J. Fair
William J. Fair, Chief Financial Officer